Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
NOVEMBER 8, 2005
LJ INTERNATIONAL REPORTS BETTER THAN EXPECTED
RESULTS FROM CHINA RETAIL STORES
ENZO Sales Total $1.4 million in First Nine Months of 2005, with Sales at Shanghai
Flagship Store Second only to Tiffany; Shanghai, Hong Kong Stores Achieve Breakeven
Nearly a Year Ahead of Schedule
HONG KONG and LOS ANGELES, November 8, 2005 — LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today reported significantly better than expected initial financial results for its new wholly-owned ENZO retail chain in China (www.enzojewelry.com).
Revenues for the ENZO Division totaled $1.4 million for the nine-month period ended September 30, 2005. The first ENZO store, in Hong Kong, and its Shanghai flagship store have already achieved breakeven results on a store-level basis. These results are well ahead of the Company’s earlier guidance where they projected $1.5 million in ENZO sales for all of 2005 and breakeven results at certain ENZO stores by the end of 2006.
Ten ENZO stores, including the Shanghai flagship, have been opened year-to-date. The Company expects to have at least 12 ENZO stores open by the end of 2005, with the largest due to open this month in Macau, East Asia’s gaming capital and one of the region’s prime tourist destinations. The number of new ENZO store openings for 2005, however, could increase as additional real estate becomes available.
Growth Result of Head Start from China’s Entry into WTO
Yu Chuan Yih, LJI’s Chairman and CEO, commented, “ENZO’s fast and successful start demonstrates the high demand for our products in China, the first-mover advantage we have gained from our supply-chain logistics and by being one of the first foreign-based jewelry companies to launch a retail chain in China immediately following the nation’s entry into the World Trade Organization (WTO). As a company domiciled overseas but with longstanding ties to China through our supply chain advantage, LJI was able to enter the Chinese retail market early and with a high-profile presence among affluent consumers in major cities such as Shanghai and Beijing. That quick start is now paying off faster than we ever anticipated considering our initial sales results are three months ahead of schedule and breakeven at certain stores is a more impressive full-year ahead of schedule.”
ENZO’s High Margins and Strong Cash Flow to Finance Ongoing Expansion
Mr. Yih also noted that the gross margins of the ENZO division — 50% or more on average — are sharply higher than the roughly 20% margins of LJI traditional wholesale business. As a result, he said, “Future sales growth from ENZO are expected to sharply improve LJI’s overall net income as the division becomes profitable and covers its own expansion costs. We expect all of our ENZO stores to pass the breakeven point sometime during 2006, and we do not expect the addition of new stores this year to require any infusion of new capital. The expansion of ENZO will continue to be financed internally, out of cash generated at existing ENZO stores.”
LJI attributes the high gross margins to its mine-to-market vertical integration strategy, which enables it to design, produce, market and sell jewelry — now directly to retail consumers — without intermediary costs. At the same time, the Company continues to take advantage of its large-scale production efficiencies in its sales to large retail partners, including some of the largest U.S. jewelry chains, retailers and home shopping channels.
LJI to Provide New Guidance for LJI and ENZO Division in December 2005
The Company expects to provide additional financial information and guidance relating to ENZO as well as its overall outlook for LJI early next month when additional information becomes available.
If you would like to be added to LJI’s investor email lists please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.
About LJ International
LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com. .

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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